(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	September 21, 2012

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Devonshire Trust (the trust):
Fidelity Series Equity-Income Fund
Fidelity Advisor Series Equity-Income Fund
Fidelity Series Stock Selector Large Cap Value Fund
Fidelity Advisor Series Stock Selector Large Cap Value Fund (the funds)
File Nos. (002-24389) and (811-01352)
Post-Effective Amendment No. 138

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 138 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Series Equity-Income Fund, Fidelity Advisor Series Equity-Income Fund, Fidelity Series Stock Selector Large Cap Value Fund, and Fidelity Advisor Series Stock Selector Large Cap Value Fund as new series' of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Series Equity-Income Fund, Fidelity Advisor Series Equity-Income Fund, Fidelity Series Stock Selector Large Cap Value Fund, and Fidelity Advisor Series Stock Selector Large Cap Value Fund.

Please note that the cover page of the Prospectuses and SAIs contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of December 5, 2012. We request your comments by October 22, 2012.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jeffrey LaFountain
Jeffrey LaFountain
Legal Product Group